ALTEGRIS PORTFOLIO MANAGEMENT, INC.

August 23, 2013

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              Altegris QIM Futures Fund, L.P.
Amendment No. 2 to Registration Statement on Form 10
Filed July 28, 2011
File No.  0-53815

Form 10-K for fiscal year ended December 31, 2012
Filed April 1, 2013
File No. 0-53815

  Dear Mr. Woody

We thank you for your comment letter of July 25, 2013, relating to certain filings of Altegris QIM Futures Fund, L.P. (File No. 000-53815) (the “Registrant”), amendments to some of which to be filed with the Commission, as noted below.  For your convenience of reference, the Staff’s comments are set forth verbatim below, together with Registrant’s responses thereto.

Amendment 2 to Form 10 filed July 28, 2011

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

1.  We note your response to prior comment 4 from our letter dated August 25, 2011 and are unable to agree with your position.  In future periodic filings, please disclose that your general partner is controlled by an entity whose ultimate parent is Genworth Financial, Inc. and that such company’s financial statements are of public record.  If continued to be accurate, you may provide ancillary disclosure that your general partner is not reliant on Genworth Financial, or any of its direct or indirect subsidiaries to which the Partnership is related, to provide operating capital.

In response to this comment, Registrant has included the requested disclosure in Note 1 (A. General Description of the Partnership) to the financial statements filed with Registrant's quarterly report on Form 10-Q for the period ended June 30, 2013.  Registrant will continue to include such disclosure in its periodic filings as long as such disclosure remains accurate.

Form 10-K for fiscal year ended December 31, 2012

Item 9A. Controls and Procedures, page 13

2.  In light of your failure to provide the audit report related to the fiscal year ended December 31, 2010 from your former registered independent public accounting firm, as well as your omission of the principal executive and principal financial officers’ certification pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

Altegris Portfolio Management, Inc., Registrant's general partner ("APM, Inc."), has designed disclosure controls and procedures which the management of APM, Inc. believes to be reasonable and appropriate to the nature of the business of Registrant —a privately offered commodity pool offering monthly subscriptions and redemptions.  APM, Inc. management believes that the standard for effective controls is something less than absolute assurance that the objectives of the controls will be achieved.  This belief is supported by statements of the Commission (Securities Act Release No. 33-8238 (June 5, 2003)), statements of the Commission’s Division of Corporation Finance (Office of the Chief Accountant, Division of Corporation Finance: Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004); Staff Statement on Management’s Report on Internal Control Over Financial Reporting (May 16, 2005)) and statements of other authorities (e.g., the Committee of Sponsoring Organizations of the Treadway Commission and the Public Company Accounting Oversight Board) that controls providing reasonable assurance are appropriate.

At the time of its review APM, Inc. management did not detect deficiencies that would lead management to conclude that the design and operation of APM, Inc.'s disclosure controls and procedures were not effective, and the omission of the audit report for Fiscal Year 2010 and the omission of the 13a-14(a)/15d-14(a) certification were strictly inadvertent human error.  APM, Inc. management personnel have discussed these omissions with personnel within APM, Inc. involved in the preparation of Registrant's periodic reports, as well as with outside service providers participating in the production of those reports, with a view to reducing the possibility of similar errors occurring in the future.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

3.  Please amend your filing to include the audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

We will do so. We anticipate filing the amendment shortly, following review of the filing by the former independent registered public accounting firm to which we have submitted the amendment for review.

 Statements  of  Changes in Partners’ Capital, page 9

4.  In future periodic filings, please provide changes in the number of Partnership interests for the periods presented.  Refer to ASC Topic 505-10-50-2.

We respectfully request the Staff to reconsider this comment.  We suspect that the Staff has understood that Registrant's limited partnership interests are unitized, in which case the number of outstanding interests (i.e., units) would be relevant to include in the Statement of Changes in

Partners' Capital.  However, Registrant uses capital account accounting, and the disclosure of the dollar amount of changes in partner’s capital is included in the financial statements, and, we believe, is all of the information that ASC Topic 505-10-50-2 requires.  Accordingly, we do not believe that any change to future financial statements in this regard is warranted.

Item 15. Exhibits, Financial Statement Schedules, page 19

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification

5.  Please amend your filing to provide the omitted certifications from your principal executive and principal financial officers required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.  Refer to Item 601(b)(31) of Regulation S-K.

We will do so.  Please see response to comment 3 above.

Form 10-Q for period ended March 31, 2013

Item 6. Exhibits, page 25

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification

6.  Please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4.  Refer to Item 601(b)(31) of Regulation S-K.

We have done so and are filing the amendment contemporaneously with the submission of this letter to the Staff.
_____________________________________

Registrant acknowledges the following with respect to the filing made today in connection with this correspondence as well as with respect to Amendment No. 1 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, to be filed by Registrant in connection with this correspondence.

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon C. Sundt
President and CEO
Altegris Portfolio Management, Inc. General Partner of Registrant